March 10, 2022

VIA EDGAR SUBMISSION EDGAR Operations Branch Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:
Teucrium Commodity Trust
Teucrium Agricultural Fund
Registration Statement on Form S-1

Dear Sir or Madam:

                On behalf of Teucrium Agricultural Fund (the “Fund”), a series of the Teucrium Commodity Trust (the “Trust”), we are transmitting electronically for filing the Fund's Registration Statement on Form S-1. The Registration Statement on Form S-1 will register an indeterminate number of shares of the Fund pursuant to Rule 456(d) under the Securities Act of 1933.

Please note that this filing incorporates substantially all of the revisions that were recently made to the Form S-1 registration statement for the Teucrium Wheat Fund. We will provide courtesy copies to the Staff that have been marked to show the changes between the Agricultural Fund prospectus and the recent Wheat Fund prospectus.

If you have any questions or comments, please call the undersigned at (202) 312-3331 or John Sanders at (202) 312-3332.

Very truly yours, /s/ W. Thomas Conner W. Thomas Conner Shareholder

WTC/JMS
1401 New York Avenue NW, Suite 500 | Washington, DC 20005 | T +1 202 312 3320 | F +1 202 312 3322